Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

DIRECT DIAL (8610) 6535-5599 DIRECT FAX (917) 777-5498 EMAIL ADDRESS PETER.HUANG@SKADDEN.COM	30/F, CHINA WORLD OFFICE 2 NO. 1, JIAN GUO MEN WAI AVENUE BEIJING 100004 CHINA ________ TEL: (86-10) 6535-5500 FAX: (86-10) 6535-5577 www.skadden.com August 12, 2020

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Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bitauto Holdings Limited

Schedule 13E-3 Filed on July 20, 2020

by Bitauto Holdings Limited, et al.

File No. 005-85981

Dear Ms. Chalk:

On behalf of Bitauto Holdings Limited (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated July 29, 2020 with respect to the Schedule 13E-3, File No. 005-85981 (the “Schedule 13E-3”) filed on July 20, 2020 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on July 20, 2020 (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Securities and Exchange Commission

August 12, 2020

Schedule 13E-3

General

1.	In your response letter, please explain why you have not included Mr. Sidney Xuande Huang as a filer on the Schedule 13E-3. In this regard, we note that Mr. Huang is a director of Bitauto Holdings Ltd. and also a senior executive at filer JD.com Inc. who abstained from the vote on the merger because of his affiliation with the Buyer Group.

We respectfully advise the Staff that Mr. Huang retired from his position as the chief financial officer of JD.com Inc. in June 2020. Mr. Huang currently holds less than 1% of our total outstanding Shares through his ownership of the vested RSUs granted under the Company’s share incentive plans and will not roll over those Shares in the Merger. Upon the completion of the Merger, as each outstanding and fully vested RSU will be cancelled in exchange for the right to receive cash consideration determined based on the merger consideration offered to Unaffiliated Holders, Mr. Huang will be cashed out along with Unaffiliated Holders and will cease to be a shareholder of the Company. The facts that he is a director of the Company and that he abstained from the vote on the Merger due to his position as a senior executive of JD.com Inc. at the time of the board meeting do not make him a member of the Buyer Group who will own Shares in the Company after the Merger. In addition, Mr. Huang’s name, business address, present principal employment and citizenship have been disclosed in “Annex E—Directors and Executive Officers of Each Filing Person” starting on page E-1. Based on the foregoing reasons, we respectfully submit that Mr. Huang does not need to be included as a filer on the Schedule 13E-3.

Securities and Exchange Commission

August 12, 2020

2.	We note the statement in the Letter to Shareholders included as part of the proxy statement that “[v]oting at the extraordinary general meeting will take place by poll voting, as the Chairman has undertaken to demand poll voting at the meeting.” Briefly explain what is meant by “poll voting.” If appropriate, include an explanation of any impact on shareholders’ procedural or substantive rights associated with the merger by virtue of the Chairman’s demand to use poll voting.

We respectfully advise the Staff that pursuant to the Third Amended and Restated Articles of Association of the Company, on a vote by way of poll at any general meeting, every member has one vote for every fully paid Share of which it is the holder. The effect of poll voting would therefore be that the number of votes for a particular resolution a member has would depend on the number of fully paid Shares that it holds on the Share Record Date (this is in contrast to a voting on a show of hands, where every member would have one vote regardless of the number of Shares it holds). The Preliminary Proxy Statement has been revised to explain poll voting. Please refer to page iv and ix of the Revised Proxy Statement.

3.	We understand that in order to vote on the merger, ADS holders must complete and return an ADS Voting Instruction Card to the ADS Depositary by a date that is earlier than the date by which holders of shares must submit their votes. These dates are currently blank in the proxy statement. In your amended filing, include a place holder date keyed off the date by which holders of direct shares must vote. For example, include language like “[one week before deadline for share owners]” so that we may assess the applicable deadlines. Provide the same disclosure as to the date by which ADS holders must take any required actions to dissent from the merger and receive fair value for their securities.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages iv, v, vi, ix, x, xi, 6, 7, 23, 85, 87 and 90 of the Revised Proxy Statement.

4.	On page 116, you state the Company has “71,035,249.5 ordinary shares issued and outstanding (excluding treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans).” On page 85, you state that “as of the Share Record Date, there will be 71,243,284.50 Shares entitled to be voted at the extraordinary general meeting.” Explain the discrepancy between these two numbers. Additionally, explain how you arrived at the number on page 85, given that “Share Record Date” is undefined as the term appears on page iv.

Securities and Exchange Commission

August 12, 2020

We respectfully advise the Staff that the number of issued and outstanding ordinary shares on page 116 was current as of March 31, 2020, and the number of issued and outstanding ordinary shares on page 85 was current as of the date on which the Preliminary Proxy Statement was filed and was used as an estimate of the total number of issued and outstanding ordinary shares entitled to vote as of the Share Record Date. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised so that the issued and outstanding ordinary shares on page 116 is most current as of the date of the Amendment. Please refer to page 116 of the Revised Proxy Statement. We will update the share numbers in the Revised Proxy Statement as appropriate to account for any event between now and the date on which the Revised Proxy Statement is finalized.

Purpose of the Merger, page 7

5.	Here and in the corresponding section of the proxy statement beginning on page 66, you state that the reason for the merger is “to enable Parent to acquire 100% of the Company…” However, this is the effect of the transaction. Expand to discuss, for all filing persons (including Bitauto Holdings Ltd.), the motivations behind the merger, including the timing of the transaction. See Item 1013(a) and (c) of Regulation M-A.

We acknowledge the Commission’s comment and respectfully submit that, in the section headed “Purposes of and Reasons for the Merger” beginning on page 66, the Buyer Group has disclosed their motivations behind the merger, including the timing of the transaction. While the acquisition of 100% control of the Company is the effect of the transaction, the proxy statement discloses that the Buyer Group is interested in acquiring 100% control of the Company so that “the Buyer Group will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their ownership in Parent.” The proxy statement also discloses that the Buyer Group believes that certain strategies, including “responding to current market challenges” and “a willingness to make business decisions focused on improving the Company’s long-term profitability,” would be “mostly effectively implemented in the context of a private company structure,” and that the Company, as a privately held company upon the Merger, “will be relieved of many of the other expenses, burdens and constrains imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws.” Further, the proxy statement also makes the following disclosure with regard to the timing of the transaction: “In light of the Buyer Group’s evaluation of the competitive landscape and the challenges faced by the Company as described above, including the pressure on the Company’s operating and financial performance as a result of the recent economic slowdown in China, each member of the Buyer Group decided to undertake the Merger at this time as it wants to take advantage of the benefits of the Company being a privately held company as described above.”

Securities and Exchange Commission

August 12, 2020

With respect to the Company’s purposes and motivations, we respectfully submit that the Company’s purpose for engaging in the Merger is to enable its shareholders to receive $16 per Share and its ADS holders to receive $16 per ADS in cash, without interest and net of any applicable withholding taxes. The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board. The Preliminary Proxy Statement has been revised to reflect the foregoing. Please refer to page 67 of the Revised Proxy Statement.

Possible Unconditional Mandatory Cash Offers in Relation to Yixin Group Limited (“Yixin”) Triggered by the Merger, page 8

6.	Revise this section to clarify the significance of and impact on Company shareholders of the possible mandatory cash offer for Yixin. It would seem that since the offer will occur after and as a result of the merger, unaffiliated shareholders of Bitauto Holdings Ltd. will have already been “cashed out” in the merger when and if the offer occurs.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 8 and 69 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee of the Board of Directors, page 36

7.	In the discussion of the factors that led to the decision to recommend the merger, clarify (on page 38) what is meant by the increased costs of regulatory compliance for U.S.-listed public companies. Explain when the referenced increase occurred, with a view to explaining the reasons for the timing of the merger. See Item 1013(c) of Regulation M-A.

Securities and Exchange Commission

August 12, 2020

We respectfully advise the Staff that the substance of this factor is best described by the factor that immediately follows, i.e., the possibility that PRC-based U.S.-listed public companies would be subject to additional costs and burden of regulatory compliance. The Preliminary Proxy Statement has therefore been revised to remove this first factor. Please refer to page 38 of the Revised Proxy Statement.

8.	In the first bullet point on page 27, where you discuss how the Special Committee and the Board considered the historical trading prices for the Company’s ADSs, expand to discuss how they considered the trading prices during the year before proposal resulting in the merger proposal was received. It appears that the high trading price per ADS during that period was $24.77, and the average trading price was $15.92.

We respectfully advise the Staff that the Special Committee considered the fact that the highest closing price and the average closing price of the Company’s ADSs during the one-year period prior to the Company’s receipt of the “going private” proposal was $24.77 and $15.92, respectively.  The Special Committee nonetheless viewed those highest and average closing prices during that period as not materially relevant in determining the fairness of the Per ADS Merger Consideration given the volatility of the Company’s trading price during that period, in particular the heightened volatility during the one-week period beginning on or around December 27, 2018.  The highest and average closing prices during that one-year period were therefore not among the material factors considered by the Special Committee and the Board.

9.	Expand to explain how the Company considered the absence of the procedural safeguard listed in Item 1014(c)-(e) in making the determination that the merger is procedurally fair to unaffiliated shareholders. Provide the same discussion as to all other filing persons on the Schedule 13E-3 in the appropriate part of the proxy statement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to address the absence of the procedure safeguard listed in Item 1014(d). Please refer to page 41 of the Revised Proxy Statement with respect to the Company and page 44 thereof with respect to the Buyer Group.

We respectfully advise the Staff that (i) the first bullet point in the list of “potentially negative factors”on page 40 discloses an absence of the procedural safeguard listed in Item 1014(c) (i.e., majority approval of unaffiliated shareholders), which was among the potentially negative factors considered by Special Committee, and (ii) the procedural safeguard listed in Item 1014(e) was in place, as this Rule 13e-3 transaction was subject to the approval of, and was unanimously approved by, members of Special Committee, none of whom is an employee of the Company. Please also refer to the supplemented disclosure with respect to the Buyer Group on pages 43 and 44 of the Revised Proxy Statement.

10.	Revise the disclosure in the first full paragraph after the bullet points on page 41. The discussion of the factors considered by a filing person in making its fairness determination must include all material factors and how they were analyzed. For that reason, it is inappropriate to state that the “discussion of information and factors … is not intended to be exhaustive but includes a number of the factors considered …”

Securities and Exchange Commission

August 12, 2020

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 42

11.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in assessing the fairness of a business combination transaction. To the extent any such factor was not considered or was considered but given little weight, this may be an important fact for shareholders to understand. Please discuss how the Buyer Group considered these factors or why it did not.

The Buyer Group respectfully submits that certain of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A are not important factors in determining the fairness of the merger consideration offered to Unaffiliated Holders or are not applicable to the Company to the best of the Buyer Group’s knowledge. The Buyer Group has included the following additional disclosures reflecting such considerations on page 44 of the Revised Proxy Statement.

(i)	Net book value: The Buyer Group did not consider the Company’s net book value as an important factor in determining the fairness of the merger consideration to the Unaffiliated Holders. The Buyer Group believes that net book value, as an accounting concept based on historical costs, is not a material indicator of the Company’s value as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry, but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger consideration to the Unaffiliated Holders.

(ii)	Going concern value: The Buyer Group implicitly considered the value of the Company as a going concern by taking into account the Company’s current and anticipated business, financial condition, results of operations, prospects and other forward-looking matters. The Buyer Group, however, did not seek to explicitly establish a pre-Merger going concern value for the Company’s Shares or ADSs because the Company will have a significantly different capital structure following the Merger. Therefore, the Buyer Group does not believe that the going concern value of the Company is an appropriate indicator to determine the fairness of the Per Share Merger Consideration and Per ADS Merger Consideration payable in the Merger to the Unaffiliated Holders, as applicable. However, the Buyer Group believes that the average closing price of the Company’s ADSs of US$11.77 during the 30 trading days prior to its receipt of the “going private” proposal on September 12, 2019 is indicative of the Company’s going concern value. The Buyer Group relied principally on the fact that the $16 Per ADS Merger Consideration represents a premium of approximately 35.1% over such indicative going concern value.

Securities and Exchange Commission

August 12, 2020

(iii)	Liquidation value: The Buyer Group did not consider the Company’s liquidation value as it does not believe liquidation value to be relevant in the determination as to the fairness of the merger consideration to the Unaffiliated Holders, mainly because it considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations and the Company will continue to operate its business following the Merger. Moreover, the Buyer Group believes that the value of the Company’s assets that might be realized in the case of a liquidation would be significantly less than its going concern value.

(iv)	Purchase prices paid in previous purchases in the past two years: To the best of the Buyer Group’s knowledge, the Buyer Group is not aware of, and thus did not consider, any purchase of the Company’s securities by any member of the Buyer Group during the past two years.

(v)	Firm offers during the past two years: To the best of the Buyer Group’s knowledge, the Buyer Group is not aware of, and thus did not consider, any firm offers made by any unaffiliated person, other than the Buyer Group, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

(vi)	Independent reports, opinions or appraisals: The Buyer Group did not receive any independent reports, opinions or appraisals from any third party that is materially related to the Merger in connection with the merger consideration or the fairness of the merger consideration offered to the Unaffiliated Holders or the fairness of the Merger to the Company or its affiliates or to the Unaffiliated Holders, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the merger consideration to the Unaffiliated Holders.

Securities and Exchange Commission

August 12, 2020

Other than the foregoing factors, the Buyer Group respectfully submits that each of the remaining factors set forth in Instruction 2 to Item 1014 of Regulation M-A is considered material factors in determining the fairness of the merger consideration to Unaffiliated Holders and have been covered by the existing disclosures in the proxy statement.

12.	Address whether and how the Buyer Group considered the purchase prices paid in previous purchases in assessing fairness. See Instruction 2 to Item 1014 of Regulation M-A.

We respectfully advise the Staff that to the best of the Buyer Group’s knowledge, the Buyer Group did not purchase any securities in the Company during the prior two years and therefore did not consider purchase prices paid in previous purchases in assessing fairness.

Certain Financial Projections, page 44

13.	Revise to summarize the material assumption and limitations on the projections included.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 45 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

14.	We note the disclosure on page 50 that “Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used by any other person or for any other purpose, without Duff & Phelps’ express consent.” Please delete this language. Alternatively, revise to disclose the legal basis for Duff & Phelps’ belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of Duff & Phelps under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Duff & Phelps’ or the Company under the federal securities laws.

Securities and Exchange Commission

August 12, 2020

In response to the Staff’s comment, Duff & Phelps has advised the Company that its engagement letter with the Special Committee does not create any contractual relationship with the shareholders of the Company. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company’s financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor’s engagement letter, no contractual or extra-contractual duties to stockholders arose. The court there stated that “…we see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the ‘special circumstances’ necessary to give rise to an extra-contractual fiduciary duty.... The exhibits leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose. The engagement letter, which defines the advising relationship, explicitly noted that Morgan Stanley was working only for the corporation... The fairness opinion also disclaimed a duty to the Shareholders... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” We respectfully note that Duff & Phelps’ engagement letter with the Special Committee contains similar provisions expressly providing that Duff & Phelps and the Special Committee did not intend to create any fiduciary relationship between the Special Committee and Duff & Phelps.

Duff & Phelps has also advised the Company that although certain U.S. state courts applying U.S. law have posited that the fiduciary relationship between a special committee of a U.S. corporation and its shareholders under state corporate law may establish privity between the shareholders and any persons in contractual privity with the special committee,1 Duff & Phelps believes that such legal authority is not applicable in the present case. The Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Duff & Phelps is advised by its Cayman Islands attorneys that under the laws of the Cayman Islands there does not appear to be any similar doctrine to “extra-contractual fiduciary duty” and no such fiduciary relationship therefore arises between Duff & Phelps and the Company’s shareholders as a result of Duff & Phelps’ rendering of a fairness opinion to the Special Committee in this transaction.

1 See Schneider v. Lazard Freres & Co., 159 A.D.2d 291 (N.Y. App. Div. 1990).

Securities and Exchange Commission

August 12, 2020

Duff & Phelps is advised by its Cayman Islands attorneys as follows:

(1)	Cayman Islands common law, including the doctrine of stare decisis (or precedent), is applied by the Cayman Islands courts. If there are no binding Cayman Islands decisions, decisions from the English courts and those of other English common law jurisdictions are persuasive. However, Cayman Islands courts are bound by the decisions of the Privy Council, London, sitting on an appeal from a Cayman Islands decision.

(2)	They are not aware of any precedent in Cayman Islands law which has ruled that a financial advisor, as a counterparty to a contract with a special committee of a company, owes any duties, including contractual, tortious (see below) and/or fiduciary, to the shareholders, such that a cause of action could be pursued directly by such shareholders against the financial advisor. A claim in contract requires for there to be privity of contract such that non-parties to the contract have no right to bring a contract claim (In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275])

(3)	If faced with a claim by a shareholder that the financial advisor to a Special Committee of the board of the Cayman Islands company owed fiduciary duties to the shareholders, the Cayman Islands court would likely strike out the claim. As a matter of Cayman Islands law, a third party, such as a financial advisor to the company, does not owe fiduciary duties to either to the company (for which the duty is typically contractual) nor to the shareholders (of which there is no fiduciary duty at all). A claimant shareholder would therefore have no standing to bring the claim. A chose in action (a claim) belonging to a company, for example as a counterparty to a contract with a financial advisor, for breach of contract and/or a tort, can only be brought in a court of law by the company itself. A shareholder has no right to seek to vindicate the company’s cause of action: Foss v Harbottle (1843) 2 Hare 461.

(4)	The categories of fiduciary relationship in Cayman Islands law are not closed (English v Dedham Vale Properties [1978] 1 W.L.R. 93 at 110) and common categories include: trustee and beneficiary; agents and principals; solicitors and clients; promoters and the company they are promoting; partners to each other; guardians to their wards; receivers on whose behalf s/he act; directors and companies etc. (para 7-004, Snell’s Equity, 33rd edition, Sweet & Maxell). There is, however, growing judicial support for the view that: “a fiduciary is someone who has undertaken to act for or on behalf of another in a particular matter in circumstances which give rise to a relationship of trust and confidence” (Bristol & West Building Society v Mothew [1998] Ch. 1 at 18). It seems unlikely that a financial advisor to a Special Committee of a company could have a relationship of trust and confidence with the shareholders of the company therein.

Securities and Exchange Commission

August 12, 2020

(5)	In the Supreme Court of the United Kingdom case of Sevilleja v Marex Financial Ltd [2020] UKSC 31 it was held that shareholders are barred from bringing claims which seek to recover a sum equal to the diminution in the market value of its shares, or equal to the likely diminution in dividend, due to a rule of law known as “reflective loss” such that when a shareholder acquires a share he accepts the fact that the value of his investment follows the fortunes of the company and that he can only exercise his influence over the fortunes of the company by the exercise of his voting rights in general meetings. The rule was established by the decision of the Court of Appeal in Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 224 and the decision of the House of Lords in Johnson v Gore Wood & Co [2002] 2 AC 1 which precludes recovery of loss, where the ‘loss’ is merely a reflection of the loss suffered by the company. Equally therefore, shareholders would be barred from bringing such “reflective loss” claims against the company’s third party financial advisor.

(6)	The exception to the reflective loss rule is that shareholder may be able to bring a derivative action on behalf of a company against a third party financial advisor to the company if it can be shown that those in control of the company (i.e., the board of directors) do not want to pursue a valid claim on the company’s behalf (Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 211). The claim would still belong to the company, who would be the named plaintiff, and the not shareholders, however.

(7)	A shareholder could bring a claim against a financial advisor wrongdoer in respect of a breach of duty owed in tort, for damages that are personal losses, so long as these do not include “diminution in the market value of its shares, or equal to the likely diminution in dividend” (i.e., reflective loss) (Johnson v Gore Wood & Co [2002] 2 AC 1 61C to 62D). A non-reflective loss tort may be actionable if a legal duty of care exists based on a tripartite test: harm must be reasonably foreseeable as a result of the defendant's conduct; the parties must be in a relationship of proximity; and it must be fair, just and reasonable to impose liability (Caparo Industries PLC v Dickman [1990] UKHL 2 and In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275]). They are not aware of any Cayman Islands case where a non-reflective loss claim in tort has been brought by the shareholders against the financial advisor to the company.

Securities and Exchange Commission

August 12, 2020

Duff & Phelps has advised the Company that it intends to assert the substance of the disclaimers included in the proxy statement, its opinion and its presentation as a defense to any claim under applicable law that might be brought against it by shareholders of the Company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 50 of the Revised Proxy Statement.

15.	See our last comment above. Please disclose that Duff & Phelps consents to the use of its opinion and the references to it in the proxy statement and Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 50 of the Revised Proxy Statement.

16.	Expand the summary of the financial advisor’s analysis to include the historical trading metrics included on page 9 of the Duff & Phelps materials filed as Exhibit 99(c)(2) to the Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 65 of the Revised Proxy Statement.

Interests of Our Directors and Executive Officers in the Merger, page 59

17.	The discussion of the interests of insiders should be relocated to a more prominent section closer to the forepart of the proxy statement. See Rule 13e-3(e)(1)(ii).

We acknowledge the Commission’s comment and respectfully submit that, the existing disclosures in the proxy statement have complied with the requirements under Rule 13e-3(e)(1)(ii) by disclosing Item 7 (Purposes, Alternatives, Reasons and Effects), Item 8 (Fairness of the Transaction) and Item 9 (Reports, Opinions, Appraisals and Negotiations) of the Schedule 13E-3 prominently in the “Special Factors” section in the front of the proxy statement. See “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” starting on page 42, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” starting on page 36, “Special Factors—Purposes of and Reasons for the Merger” starting on page 66 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” starting on page 47. Separately, the existing disclosures in the proxy statement have complied with the requirements under Item 4 of the Schedule 13E-3 (Terms of the Transaction) and Item 1004(c) (Different Terms) by disclosing “Special Factors—Interests of Certain Persons in the Merger” starting on page 76.

Securities and Exchange Commission

August 12, 2020

Voting by the Supporting Shareholders at the Extraordinary General Meeting, page 70

18.	To the extent known for anyone other than the Supporting Shareholders, disclose the information required by Item 1012(c) and (d) of Regulation M-A for each officer, director or affiliate of Bitauto Holding Ltd.

We respectfully confirm that (i) each of the executive officers, directors and affiliates of the issuer that are shareholders of the Company immediately prior to the effective time of the Merger (other than Excluded Shares and Dissenting Shares, as described in the Preliminary Proxy Statement) will receive the same Per Share Merger Consideration as unaffiliated public shareholders on the terms set out in the Merger Agreement, and (ii) the Company is not aware of any current intention of those individuals as to how they intend to vote their Shares.

Fees and Expenses, page 79

19.	Please provide a breakdown of the fees to be incurred by each filing person on the Schedule 13E-3.

We acknowledge the Commission’s comment and respectfully advise the Staff that the Filing Persons are working on furnishing an aggregate amount of the estimated fees and expenses to be incurred by the Filing Persons in relation to the Merger with a breakdown illustrating the fee allocation between the Company and the Buyer Group. As the Merger involves a number of Filing Persons and their respective advisors, the Filing Persons are collecting the necessary information and will provide such breakdown once it is available and in any event prior to the mailing of the proxy statement to the Company’s Shareholders and ADS holders.

*     *     *

If you have any questions or wish to discuss any aspect of the Amendment or the Revised Proxy Statement, please contact me by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang

Enclosures

cc:	Erhai Liu

Ming Xu

Bitauto Holdings Limited

Leiwen Yao

Yiche Holding Limited

Yiche Mergersub Limited

Ma Huateng

Tencent Holdings Limited

Morespark Limited

Dongting Lake Investment Limited

THL E Limited

Amanda Chau

Hammer Capital Opportunities Fund L.P. (acting through its general partner, Hammer Capital Opportunities General Partner)

Hammer Capital Opportunities General Partner

Ling Kay Rodney Tsang

Nani Wang

JD.com Global Investment Limited

JD.com Investment Limited

Richard Qiangdong Liu

JD.com, Inc.

Bin Li

Proudview Limited

Serene View Investment Limited

Mark F. Bowser

Cox Automotive Global Investments, Inc.

Luis A. Avila

Cox Enterprises, Inc.

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq.

Frank Sun, Esq.

Latham & Watkins LLP

Nicholas Norris

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Carmen Lau

Kirkland & Ellis

Jie (Jeffrey) Sun, Esq.

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe LLP